Exhibit (a)(3)

September 9, 2004

Board of Directors
DATAKEY, INC.
407 West Travelers Trail
Minneapolis, MN 55337-2558

To the Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of common stock of Datakey, Inc. (the “Company”) of the consideration to be received by holders of common stock in the Transaction described below, pursuant to an Agreement and Plan of Merger (the “Agreement”) to be entered into by the Company, Safenet, Inc. (“Purchaser”) and Snowflake Acquisition Corp. (“Acquisition”), a wholly-owned subsidiary of Purchaser. The Agreement provides for the commencement by Acquisition of a tender offer (the “Tender Offer”) to purchase shares of Company stock outstanding at a price of $0.65 per share, net to seller in cash (the “Offer Price”), and the subsequent merger (the “Merger”) of Acquisition into the Company in which the remaining shares of Company common stock will be converted and exchanged for cash equal to the Offer Price. The Tender Offer and the Merger are collectively referred to as the “Transaction.” The terms and conditions of the Transaction are more fully set forth in the Agreement.

Manchester Financial Group, LLC (“MFG”), a wholly-owned subsidiary of Manchester Companies, Inc. (“Manchester”), as part of its investment banking business, is engaged in the valuation of businesses and their securities in connection with mergers, acquisitions and divestitures, private placements and for corporate and other purposes. MFG will receive a fee for providing this opinion. The opinion fee is not contingent upon consummation of the Transaction. In addition, MFG will be indemnified against certain liabilities that may arise from activities related to its engagement by the Company.

In connection with our opinion, we have, among other things: (i) reviewed certain publicly available financial and other data with respect to the Company, including the consolidated financial statements from December 31, 2001 through December 31, 2003 and un-audited interim financial statements for the six months ended June 30, 2004, and certain other relevant financial and operating data relating to the Company made available to us from published sources and from the internal records of the Company; (ii) reviewed the draft dated September 7, 2004 of the Agreement; (iii) reviewed certain publicly available information concerning the trading of the Company’s common stock as well as other companies in the industry; (iv) compared the Company from a financial point of view with certain other companies that we deemed to be comparable; (v) considered the financial terms, to the extent publicly available, of selected acquisitions of public companies, which we deemed to be comparable, in whole or in part, to the Transaction;

* Services provided by Manchester Financial Group, LLC, Member NASD and SIPC

Datakey, Inc.
September 9, 2004

(vi) reviewed and discussed with the management of the Company and certain members of the Company’s board of directors certain information of a business and financial nature regarding the Company, furnished to us by them, including financial planning data and related assumptions of the Company; (vii) discussed with the management of the Company certain information concerning the financial condition, current operating results and business outlook of the Company; (viii) performed a discounted cash flow analysis of the Company; and (ix) performed such other analyses and examinations as we have deemed appropriate, including our assessment of general economic, market and monetary conditions.

      In conducting our review and in rendering our opinion, we have assumed and relied upon the accuracy and completeness of the financial and other information provided to us or publicly available and we have not assumed any responsibility for independent verification of such information. We have relied upon the assurances of the management of the Company that the financial planning data and other business outlook information provided to us has been prepared on a reasonable basis and in accordance with industry practice and reflects the best currently available estimates. We have further relied upon the assurances of management of the Company that they are not aware of any facts that would make the information supplied to us, or publicly available, inaccurate or misleading. In rendering our opinion, we express no view as to the reasonableness of such forecasts and projections or the assumptions on which they are based.

      For purposes of rendering our opinion, we have assumed that, in all respects material to our analysis, the representations and warranties of the parties contained in the Agreements are true and correct, each party will perform all of the covenants and agreements to be performed by it under the Agreements and all conditions to the obligations of each party to consummate the Transaction will be satisfied without any material waiver thereof. We have also assumed that all material governmental, regulatory, shareholder or other approvals and consents required in connection with the consummation of the Transaction will be obtained in a manner that will not adversely affect the Company or alter the terms of the Transaction.

      In arriving at our opinion, we did not perform any appraisal or valuation, or make any physical inspection, of the assets or liabilities (contingent or otherwise) of the Company and we have not been furnished with any such appraisals or valuations. We express no opinion regarding the liquidation value of any entity. The analyses performed by MFG in connection with this opinion were going concern analyses of an entity. We were not requested to opine, and no opinion is hereby rendered, as to whether any analysis of an entity, other than as a going concern, is appropriate in the circumstance and, accordingly, we have performed no such analyses.

      This opinion is necessarily based upon the information available to us and facts and circumstances as they exist and are subject to evaluation on the date hereof. Events occurring after the date hereof could materially affect the assumptions used in preparing this opinion. We have not undertaken to reaffirm or revise this opinion or otherwise comment upon any events occurring after the date hereof and do not have any obligation to update, revise or reaffirm this opinion. We are not expressing any opinion herein as to the price at which shares of capital stock of the Company have traded or may trade following announcement or consummation.

      In rendering our opinion, we have made no analysis of the difference between the Company’s common stock and convertible preferred stock and, with your consent, we have treated the convertible preferred stock on a common stock equivalent basis.

      This opinion is directed solely to the Board of Directors of the Company in its consideration of the Transaction. It is not intended to be and does not constitute a recommendation to any shareholder as to whether to tender shares of the Company’s stock in the Tender Offer or as to how such shareholder should vote with respect to the Merger. This opinion may not otherwise be relied upon, used or referred to by, or quoted or disclosed to, any person in any manner, without our prior written consent. However, notwithstanding the foregoing, we consent to the inclusion of this opinion in the Schedule TO and Schedule 14D-9 relating to the Tender Offer and the proxy statement (if any) relating to the Merger. This opinion addresses only the fairness from a financial point of view to the holders of common stock of the Company of the consideration to be received in the Transaction and does not address the relative merits of the Transaction and any alternatives

Datakey, Inc.
September 9, 2004

to the Transaction, the Company’s underlying decision to proceed with or effect the Transaction, the process by which the Transaction was originated, negotiated, approved or consummated, or any other term, condition or aspect of the Transaction. Without limiting the generality of the foregoing, we express no opinion as to whether the terms of the Transaction are the most beneficial terms from the Company’s perspective that could under the circumstances be negotiated among the parties to the Transaction, and no opinion is expressed whether any alternative transaction might produce proceeds to the Company or any class of its shareholders in an amount in excess of that to be received by the Company in the Transaction. We were not authorized to, and did not, solicit interest in, negotiate or structure the Transaction or any alternative transaction, by any person.

      Based upon and subject to the foregoing, and other matters that we considered relevant, it is our opinion that, as of the date hereof, the consideration proposed to be paid in the Transaction pursuant to the Agreement for the common stock of the Company is fair, from a financial point of view, to the holders of common stock of the Company as of the date hereof.

Very truly yours,

MANCHESTER FINANCIAL GROUP, LLC